                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               REHABILICARE, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.10 par value
                  ---------------------------------------------
                         (Title of Class of Securities)


                                    758944102
                  ---------------------------------------------
                                 (CUSIP Number)


                                 March 17, 1998
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.
         [ ]    Rule 13d-1(b)
         [x]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 10 Pages

CUSIP No. 758944102                   13G                     Page 2 of 10 Pages

------------------------------------------------------------------------------
(1)      Names of Reporting Persons.  I.R.S. Identification Nos. of Above
           Persons (entities only)
         Beverly Enterprises, Inc.    62-1691861
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
------------------------------------------------------------------------------
(3)      SEC Use Only
------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         Delaware
------------------------------------------------------------------------------
 Number of Shares                   (5)  Sole Voting Power
 Beneficially Owned                         989,319
 by Each Reporting                  -------------------------------------------
 Person With                        (6)  Shared Voting Power
                                            -0-
                                    -------------------------------------------
                                    (7)  Sole Dispositive Power
                                            989,319
                                    -------------------------------------------
                                    (8)  Shared Dispositive Power
                                            -0-
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         989,319
 -------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)
         [ ]
-------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         9.1%
-------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         CO
-------------------------------------------------------------------------------

CUSIP No. 758944102                   13G                     Page 3 of 10 Pages

--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.  I.R.S. Identification Nos. of Above
           Persons (entities only)
         TMD Disposition Company      59-3151568
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [ ]
         (b)  [ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         Florida
--------------------------------------------------------------------------------
 Number of Shares                   (5)  Sole Voting Power
 Beneficially Owned                         989,319
 by Each Reporting                  -------------------------------------------
 Person With                        (6)  Shared Voting Power
                                            -0-
                                    -------------------------------------------
                                    (7)  Sole Dispositive Power
                                            989,319
                                    -------------------------------------------
                                    (8)  Shared Dispositive Power
                                            -0-
--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         989,319
--------------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)
         [ ]
--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         9.1%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         CO
--------------------------------------------------------------------------------

CUSIP No. 758944102                   13G                     Page 4 of 10 Pages

Item 1(a).  Name Of Issuer:

         Rehabilicare, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         1811 Old Highway 8
         New Brighton, MN 55112

Item 2(a).  Name of Person Filing:

         This statement is being filed on behalf of the following (collectively, the "Reporting Persons"):

         (i)      TMD Disposition Company ("TMD"); and

         (ii)     Beverly Enterprises, Inc. ("Beverly").

This Statement relates to the Shares (as defined below) held by TMD Disposition Company. TMD Disposition Company is a wholly owned subsidiary of Beverly, Enterprises, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The address and principal business office of TMD Disposition Company is c/o Beverly Enterprises, Inc., 1000 Beverly Way, Fort Smith, AR 72919-0155.

         The address and principal business office of Beverly Enterprises, Inc. is 1000 Beverly Way, Fort Smith, AR 72919-0155.

Item 2(c).  Citizenship:

         (i)      TMD Disposition Company is a Florida corporation.

         (ii)     Beverly Enterprises, Inc. is a Delaware corporation.

Item 2(d).  Title of Class of Securities:

         Common stock, $.10 par value, of Rehabilicare, Inc. (the "Shares").

Item 2(e).  CUSIP Number:

         758944102

CUSIP No. 758944102                   13G                     Page 5 of 10 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act
         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
         (h) [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813)
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [x]

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

         As of March 17, 1998, each of the Reporting Persons may be deemed to be the beneficial owner of 989,319 Shares. The Reporting Persons acquired the Shares as a result of Rehabilicare, Inc.'s acquisition of Staodyn, Inc.


         (b)      Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 9.1% of the total number of Shares outstanding.

         (c)      Number of shares as to which the person has:

                  TMD Disposition Company

                  (i)      sole power to vote or direct the vote:  989,319

                  (ii)     shared power to vote or direct the vote:  -0-

CUSIP No. 758944102                   13G                     Page 6 of 10 Pages


                  (iii) sole power to dispose or to direct the disposition of: 989,319

                  (iv) shared power to dispose or to direct the disposition of: -0-

                  Beverly Enterprises, Inc.

                  (i)      sole power to vote or direct the vote:  989,319

                  (ii)     shared power to vote or direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of: 989,319

                  (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         See Exhibit 99.1 attached hereto.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below, I certify that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 758944102                   13G                     Page 7 of 10 Pages


Signature.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  January 11, 2002                     TMD DISPOSITION COMPANY


                                            By:  /s/ JOHN W. MACKENZIE
                                                 John W. MacKenzie
                                                 Vice President and Secretary


Date:  January 11, 2002                     BEVERLY ENTERPRISES, INC.


                                            By:  /s/ PAMELA H. DANIELS
                                                 Pamela H. Daniels
                                                 Senior Vice President,
                                                 Controller and Chief
                                                 Accounting Officer

CUSIP No. 758944102                   13G                     Page 8 of 10 Pages


                                  EXHIBIT INDEX

Exhibit No.  Description                                                            Page No.
-----------  -----------                                                            --------
    99.1     Identification of Acquiring Subsidiary ....................................9
    99.2     Joint Filing Agreement, dated as of January 11, 2002, by
             and between TMD Disposition Company and Beverly Enterprises, Inc. .........10